Exhibit 4.1

HASTINGS ENTERTAINMENT, INC.

2012 STOCK GRANT PLAN FOR OUTSIDE DIRECTORS

1. Purposes of the Plan

The purpose of this Stock Grant Plan for Outside Directors (the “Plan”) is to enable Hastings Entertainment, Inc. (“Hastings”) to attract and retain persons of outstanding competence to serve on its Board of Directors and strengthen the link between the Directors and Hastings stockholders by paying the Outside Directors a portion of their compensation in Hastings’ common stock (the “Award”)

2. Definitions

(a) The terms “Outside Director” or “Participant” mean a member of the Board of Directors of Hastings who is not an employee within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), of Hastings or any of its subsidiaries. A Director of Hastings who is also an employee of Hastings or any of its subsidiaries shall become eligible to participate in the Plan and shall be entitled to receive Awards hereunder upon the termination of such employment.

(b) The term “Committee” shall mean the Administrative Committee established pursuant to Section 8 hereof.

(c) The term “Market Value” (i) if Hastings’ common stock is publicly traded on a national market on the date in question, shall be the average of the open and close sale price for Hastings’ common stock on the date in question (or the most recent date prior thereto that sales take place) or (ii) if Hastings’ common stock is not publicly traded on a national market on the date in question, the price as determined in the most recent valuation prepared for the Company’s Associates’ Stock Ownership Plan.

3. Eligibility

All Outside Directors of Hastings shall be eligible to receive an Award hereunder.

4. Shares Subject to the Plan

Subject to adjustment in accordance with Section 7 hereof, the total number of shares of common stock which may be granted under the Plan is 50,000 (the “Shares”). Shares to be issued under the Plan may be authorized and unissued shares, issued shares that have been reacquired by Hastings (in the open-market or in private transactions) and that are being held in treasury, or a combination thereof.

5. Stock Grant Awards

(a) Annual Grants. Effective June 19, 2012, each Outside Director shall automatically receive a grant of common stock of Hastings with a value of $10,000.00, the number of shares in such grant to be based upon the Market Value of the common stock of Hastings on such date. Outside Directors who are elected or appointed to the Board of Directors after such date shall automatically receive a grant of stock with a Market Value of $10,000.00 on the date of each such director’s initial election or appointment to the Board of Directors (any grant effective June 19, 2012 and any initial grant to an Outside Director elected or appointed to the Board of Directors after June 19, 2012, is defined as the “Initial Grant”). Subject to the provisions hereof, on June 19th of each and every year after the Initial Grant, each such Outside Director, so long as he or she remains an Outside Director, shall automatically receive an additional grant of Hastings’ common stock with a Market Value of $10,000.00 on the date of grant (“Annual Grant”). Initial Grants and Annual Grants are referred to as “Grants.”

(b) Vesting. All shares granted shall be fully vested on the date of grant.

(c) Service as a Director. In the event that an Outside Director is subject to re-election in a calendar year but does not intend to stand for re-election in such calendar year, he or she shall not receive an Annual Grant for such calendar year.

6. No Effect on Directorship

Neither the Plan nor the granting of any Award hereunder nor any other action taken pursuant to the Plan shall constitute or be evidence of any agreement or understanding, express or implied, that a Participant has a right to continue as a Director for any period of time.

7. Recapitalizations

If as a result of stock dividend, stock split, stock combination, recapitalization (or other change in corporate or capital structure of Hastings), or as the result of a merger, consolidation, or other reorganization, the common stock of Hastings is increased, reduced, or otherwise changed, the aggregate number of Shares authorized to be issued under the Plan shall be appropriately adjusted.

8. Administrative Committee

The Committee shall have full power and authority to construe and administer the Plan; provided that the Committee shall have no power to change (i) the number of Shares authorized under this Plan, (ii) the eligibility provisions of Section 5 of this Plan, or (iii) the dates of Grants or the amounts of Grants under Section 5 of this Plan. Any action taken under the provisions of the Plan by the Committee arising out of or in connection with the administration, construction, or effect of the Plan or any rules adopted thereunder shall, in each case, lie within the discretion of the Committee and shall be conclusive and binding upon Hastings and upon all Participants, and all persons claiming under or through any of them. The Committee shall have as members the Chief Executive Officer of Hastings and two other officers of Hastings designated by the Chief Executive Officer. In the absence of such designation, the other members of the Committee shall be the Chief Financial Officer and the most senior Vice President (other than the Chief Financial Officer) of Hastings.

9. Effective Date

The Plan is subject to the approval of a majority of the holders of Hastings’ common stock present and entitled to vote at a meeting of shareholders. Subject to the receipt of such approval, the Plan shall be effective as of June 19, 2012. No Awards shall be made under the Plan after the tenth anniversary of its effective date, provided, however, that the Plan and all Awards made under the Plan prior to that date shall remain in effect until the Awards have been satisfied or terminated in accordance with the Plan and the terms of the Awards. Upon expiration of all Awards made under the Plan, the Plan shall terminate.

10. Amendment

The Plan may be amended or repealed by the Board of Directors, provided that any such action shall not adversely affect any Participant’s rights under the Plan with respect to Awards which were made prior to such action. In no event shall the provisions of the Plan be amended more than once every six months, other than to comport with change in the Internal Revenue Code of 1986, as amended, ERISA, or the rules thereunder.

11. Expenses of the Plan

All costs and expenses of the adoption and administration of the Plan shall be borne by Hastings and none of such expenses shall be charged to any Participant.

12. Compliance with Rule 16b-3

It is the intention of Hastings that the Plan comply in all respects with Rule 16b-3 under Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, if any Plan provision is later found to not be in compliance with Rule 16b-3, that provision shall be deemed null and void, and in all events the Plan shall be construed in favor of its meeting the requirements of Rule 16b-3.